Exhibit 99.1
SECTION 13(r) DISCLOSURE
The disclosure reproduced below was initially included in a periodic report filed with the Securities and Exchange Commission by Travelport Worldwide Limited with respect to the quarterly period ended June 30, 2015, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. Travelport Worldwide Limited may be considered an affiliate of The Blackstone Group L.P., and therefore an affiliate of Nevada Property 1 LLC (“NP1”). NP1 did not independently verify or participate in the preparation of any of these disclosures.
Travelport Worldwide Limited included the following disclosure in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015:

"Trade Sanctions Disclosure

The following activities are disclosed as required by Section 13(r)(1)(D)(iii) of the Exchange Act.

As part of our global business in the travel industry, we provide certain passenger travel related Travel Commerce Platform and Technology Services to Iran Air. We also provide certain Technology Services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in the quarter ended June 30, 2015 were approximately $145,000 and $104000, respectively."